Exhibit 99.1

ATS CORPORATION

Management's Discussion and Analysis

For the Quarter Ended December 28, 2025

TSX: ATS
NYSE: ATS

Management's Discussion and Analysis
For the Quarter Ended December 28, 2025

This Management's Discussion and Analysis ("MD&A") for the three and nine months ended December 28, 2025 ("third quarter of fiscal 2026") is as of February 4, 2026 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the third quarter of fiscal 2026, which have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting, and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. The Company assumes that the reader of this MD&A has access to, and has read, the audited consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and the MD&A of the Company for the year ended March 31, 2025 ("fiscal 2025 MD&A"), and accordingly, the purpose of this document is to provide a third quarter of fiscal 2026 update to the information contained in the fiscal 2025 MD&A. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its annual information form for fiscal 2025 ("AIF"), found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 27.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 29 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 21 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, consumer products, food & beverage, energy, and transportation. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the continuing goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS' people to build the best team;

•Process: aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes acquisitions, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

CEO APPOINTMENT AND CFO TRANSITION

On December 16, 2025, the Company announced the appointment of Doug Wright as Chief Executive Officer ("CEO") and a member of its Board of Directors. Mr. Wright joined ATS on January 12, 2026. He is an experienced global executive with demonstrated leadership success in driving both growth and operational excellence through his customer-centric approach and commitment to continuous improvement which align strongly with the ABM and the Company's long-term value drivers.

Unrelated to Mr. Wright's appointment as CEO, on January 19, 2026, the Company announced the resignation of Ryan McLeod as Chief Financial Office ("CFO") to pursue an opportunity in an unrelated industry, effective February 15, 2026. Anne Cybulski, VP, Corporate Controller, will assume the role of interim CFO upon Mr. McLeod’s departure, while a search for a permanent replacement is conducted. Ms. Cybulski has served in progressive finance positions since joining ATS in 2009 and has served in her current role since 2022. Additionally, she recently served as interim CFO prior to Mr. Wright’s appointment.
FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Variance	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024	Variance
Revenues	$760.7	$652.0	16.7%	$2,225.8	$1,959.0	13.6%
Net income	$30.0	$6.5	361.5%	$87.9	$40.9	114.9%
Adjusted earnings from operations[1]	$79.9	$65.7	21.6%	$237.6	$208.3	14.1%
Adjusted earnings from operations margin[2]	10.5%	10.1%	43bps	10.7%	10.6%	4bps
Adjusted EBITDA[1]	$105.2	$87.5	20.2%	$310.5	$271.8	14.2%
Adjusted EBITDA margin[2]	13.8%	13.4%	41bps	14.0%	13.9%	8bps
Basic earnings per share	$0.31	$0.07	342.9%	$0.90	$0.42	114.3%
Adjusted basic earnings per share[1]	$0.48	$0.32	50.0%	$1.33	$1.07	24.3%
Order Bookings[3]	$821	$883	(7.0)%	$2,248	$2,442	(7.9)%

As At	December 28, 2025	December 29, 2024	Variance
Order Backlog[3]	$2,053	$2,060	(0.3)%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures."

EXECUTIVE SUMMARY

•Third quarter revenue growth was 16.7% year over year, primarily driven by organic revenue growth of 12.6% and 4.1% from the positive impact of foreign exchange translation. Organic revenue is a non-IFRS financial measure and organic revenue growth is a non-IFRS financial ratio — see "Non-IFRS and Other Financial Measures." "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods.
•Order Bookings in the third quarter were $821 million, compared to $883 million in the third quarter last year, which reflected a decrease of 10.4% in organic Order Bookings, partially offset by 3.4% from the positive impact of foreign exchange translation. The third quarter last year included several large enterprise Order Bookings in life sciences. This normal variability within life sciences was partially offset by growth in Order Bookings in consumer products and energy. Trailing twelve month book-to-bill ratio at December 28, 2025 was 1.06:1. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
•Order Backlog of $2,053 million at period-end was consistent with the third quarter last year. Order Backlog remains distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a supplementary financial measure — see "Non-IFRS and Other Financial Measures."
•Non-cash working capital as a percentage of revenues was 16.4%. The improvement from 30.3% in the corresponding quarter last year was due to the previously disclosed payment received in the first quarter of fiscal 2026 from the settlement with a large electric vehicle ("EV") customer, with further improvement from 18.3% in the second quarter of fiscal 2026, due to timing of milestone billings and payments. The Company had a net debt to pro forma adjusted EBITDA ratio at December 28, 2025 of 3.0 times, and management expects the Company to continue to operate within its targeted leverage ratio of 2.0 to 3.0 times for the balance of the fiscal year. Non-cash working capital as a percentage of revenues and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."
•Adjusted earnings from operations for the quarter was $79.9 million (10.5% adjusted earnings from operations margin), compared to $65.7 million (10.1% adjusted earnings from operations margin) a year ago, primarily due to higher revenues, partially offset by lower gross margins and increased selling, general and administrative costs. Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

ORDER BOOKINGS BY QUARTER

Third quarter of fiscal 2026 Order Bookings were $821 million, a 7.0% year-over-year decrease, reflecting a 10.4% decline in organic Order Bookings, partially offset by 3.4% from the positive impact of foreign exchange translation. By market, Order Bookings in life sciences decreased compared to the prior-year period primarily due to the inclusion of several large enterprise Order Bookings last year and timing of customer capital investment cycles. Order Bookings within life sciences in the quarter were well diversified, including orders for radiopharmaceutical applications and for medical device equipment outside of autoinjector (GLP-1) assembly equipment. Order Bookings in consumer products increased from the prior period primarily due to timing of customer orders, including orders for warehouse packaging automation. Order Bookings in food & beverage decreased compared to the prior-year period primarily due to timing of customer capital spending decisions in Europe for tomato processing, partially offset by the positive impact of foreign exchange translation. Order Bookings in energy increased compared to the prior-year period, primarily reflecting strength in nuclear-related programs, including reactor refurbishment and fuel fabrication. Order Bookings in transportation decreased, as expected, based on end-market capacity requirements, particularly in EV.

Trailing twelve month book-to-bill ratio at December 28, 2025 was 1.06:1.

ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Opening Order Backlog	$2,070	$1,824	$2,139	$1,793
Revenues	(761)	(652)	(2,226)	(1,959)
Order Bookings	821	883	2,248	2,442
Order Backlog adjustments[1]	(77)	5	(108)	(216)
Total	$2,053	$2,060	$2,053	$2,060
1Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom Group ("Paxiom") in the nine months ended December 29, 2024), foreign exchange adjustments, and normal course scope changes and cancellations.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	December 28, 2025	December 29, 2024
Life Sciences	$1,090	$1,220
Consumer Products	321	180
Food & Beverage	203	252
Energy	296	158
Transportation	143	250
Total	$2,053	$2,060

At December 28, 2025, Order Backlog was $2,053 million, 0.3% lower than at December 29, 2024.

The life sciences funnel remains strong and diversified, with opportunities in strategic submarkets such as pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce diagnostic and therapeutic radiopharmaceuticals, auto-injectors, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. ATS serves customers in laboratory research where government funding in the U.S. has had and continues to face challenges. However, management has not seen a material impact on its overall life sciences funnel activity. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within global tomato processing, as well as other soft fruit and vegetable processing industries. There is continued demand for automated solutions within the food & beverage market more broadly, in areas such as secondary processing and packaging. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the new reactor build market, including small modular reactors, and grid battery storage. In transportation, the funnel consists of opportunities reflective of current end-market capacity needs. ATS is positioned to deploy its specialized capabilities, including in EV battery assembly, to support customers as opportunities arise.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

Order Backlog of $2,053 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the fourth quarter of fiscal 2026, management expects to generate revenues in the range of $710 million to $750 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

The Company continues to target improvements in non-cash working capital. Over the long term, the Company expects to continue investing in non-cash working capital to support growth, with some fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified an opportunity to improve the cost structure of the organization to reallocate resources to strategic focus areas and improve operational efficiencies. In the third quarter of fiscal 2026, restructuring expenses of $5.5 million were recorded in relation to these activities. Actions are expected to continue to the end of the fiscal year. The Company anticipates total restructuring expenses to be approximately $20 million; this increase compared to the previously disclosed amount is a result of additional opportunities identified to further optimize the cost structure.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the US-Mexico-Canada trade agreement ("USMCA"). However, the U.S. has imposed tariffs on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs continue to be discussed. Management continues to actively monitor the situation as it evolves, and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers' capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. On a trailing twelve month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed (just over 20% of the Company's total adjusted revenues for the year ended March 31, 2025). Adjusted revenues is a non-IFRS financial measure — see Non-IFRS and Other Financial Measures.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Revenues	$760.7	$652.0	$2,225.8	$1,959.0
Cost of revenues	535.8	454.1	1,563.2	1,374.2
Selling, general and administrative	157.2	156.4	457.7	430.0
Restructuring costs	5.5	3.3	8.0	20.4
Stock-based compensation	4.5	5.1	6.2	11.6
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Net finance costs	$24.1	$22.5	$74.1	$65.5
Provision for income taxes	3.6	4.1	28.7	16.4
Net income	$30.0	$6.5	$87.9	$40.9
Basic earnings per share	$0.31	$0.07	$0.90	$0.42

Non-IFRS Financial Measures[1]	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Adjusted earnings from operations	$79.9	$65.7	$237.6	$208.3
EBITDA	$98.0	$71.0	$307.8	$237.5
Adjusted EBITDA	$105.2	$87.5	$310.5	$271.8
Adjusted basic earnings per share	$0.48	$0.32	$1.33	$1.07
1Non-IFRS financial measures - see "Non-IFRS and Other Financial Measures."

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Revenues from construction contracts	$387.9	$343.6	$1,211.0	$1,056.0
Services rendered	204.4	158.0	537.2	491.8
Sale of goods	168.4	150.4	477.6	411.2
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0

Revenues by market	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Life Sciences	$390.8	$376.1	$1,144.0	$1,054.9
Consumer Products	134.1	85.2	392.0	246.4
Food & Beverage	124.8	113.3	388.0	304.0
Energy	72.2	27.6	158.7	90.3
Transportation	38.8	49.8	143.1	263.4
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0

Third quarter of fiscal 2026 revenues were 16.7% or $108.7 million higher than in the corresponding period a year ago, primarily due to a year-over-year increase in organic revenues (revenues excluding contributions from acquired companies and foreign exchange translation) of 12.6%, in all markets, with the exception of transportation, as expected, alongside a 4.1% positive impact of foreign exchange translation. Revenues generated from construction contracts increased 12.9% or $44.3 million from the prior period primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation. Revenues from services increased 29.4% or $46.4 million, primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 12.0% or $18.0 million primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation.

By market, revenues generated in life sciences increased $14.7 million or 3.9% year over year. This was primarily due to the positive impact of foreign exchange translation. Revenues generated in consumer products increased $48.9 million or 57.4% year over year primarily due to organic revenue growth, including contributions from warehouse packaging automation projects. Revenues generated in food & beverage increased $11.5 million or 10.2% from the corresponding period last year due to the positive impact of foreign exchange translation, in addition to organic revenue growth on higher Order Backlog entering the quarter. Revenues in energy increased $44.6 million or 161.6% year over year due to organic revenue growth on higher Backlog Order entering the quarter. Revenues in transportation decreased $11.0 million or 22.1% year over year due to lower Order Backlog entering the quarter.

Revenues for the nine months ended December 28, 2025 were 13.6% or $266.8 million higher than in the prior year and included $43.1 million of revenues earned by acquired companies Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph") and Paxiom, alongside a 3.7% positive impact of foreign exchange translation. Organic revenue also increased and was $150.3 million or 7.7% higher than the corresponding period in the prior year. Revenues generated from construction contracts increased 14.7% or $155.0 million from the prior year due to higher Order Backlog entering the year, in addition to $13.5 million of contributions from acquired companies and the positive impact of foreign exchange translation. Revenues from services increased 9.2% or $45.4 million due to organic revenue growth on higher Order Backlog entering the fiscal year, including contributions from warehouse packaging automation projects, in addition to the positive impact of foreign exchange translation. Revenues from the sale of goods increased 16.1% or $66.4 million compared to the prior period primarily due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to revenues earned by acquired companies of $26.9 million, mainly from Heidolph, and the positive impact of foreign exchange translation.
By market, revenues in the first nine months of fiscal 2026 from life sciences increased $89.1 million or 8.4% over the prior period on organic revenue growth on higher Order Backlog entering the fiscal year, the positive impact of foreign exchange translation and $26.0 million of revenues earned by acquired companies. Revenues generated in consumer products increased $145.6 million or 59.1%, primarily due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to increased Order Bookings during the fiscal year, and the positive impact of foreign exchange translation. Revenues generated in food & beverage increased $84.0 million or 27.6% from the prior period due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to the positive impact of foreign exchange translation and contributions from the acquisition of Paxiom. Revenues in energy increased $68.4 million or 75.7% over the prior period due to organic revenue growth on higher Order Backlog entering the fiscal year and increased Order Bookings during the fiscal year. Revenues in transportation decreased $120.3 million or 45.7% from the prior period primarily due to lower Order Backlog entering the period, as the prior year included several large EV Order Bookings.

Cost of revenues. At $535.8 million, third quarter of fiscal 2026 cost of revenues increased by $81.7 million, or 18.0% compared to the corresponding period a year ago, primarily due to higher revenues. Third quarter of fiscal 2026 gross margin was 29.6%, compared to 30.4% (or 30.7% excluding acquisition-related inventory fair value charges of $2.1 million) in the corresponding period a year ago. The year-over-year decrease in gross margin excluding acquisition-related inventory fair value charges was 111 basis points, primarily due to program mix, and reflective of the gross margin profiles of projects being executed across the Company's market verticals during the quarter. Year-to-date gross margin was 29.8% compared to 29.9% (or 30.0% excluding acquisition-related inventory fair value charges of $3.8 million) in the corresponding period a year ago. The year-to-date gross margin excluding acquisition-related inventory fair value charges decreased primarily on account of program mix.

Selling, general and administrative expenses. SG&A expenses for the third quarter of fiscal 2026 were $157.2 million and included $15.0 million of costs related to the amortization of identifiable intangible assets on business acquisitions and $0.3 million of incremental costs related to the Company's acquisition activity. Excluding these items, SG&A expenses were $141.9 million in the third quarter of fiscal 2026. Comparably, SG&A expenses for the third quarter of fiscal 2025 were $130.6 million, which excluded $16.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $1.0 million of incremental costs related to the Company's acquisition activity and $8.7 million of one-time settlement costs for a cancelled customer project. Higher SG&A expenses in the third quarter of fiscal 2026 primarily reflected the impact of foreign exchange translation, and to a lesser extent, employee costs and professional fees.

For the nine months ended December 28, 2025, SG&A expenses were $457.7 million, which included $44.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $0.7 million of incremental costs related to the Company's acquisition activity. Excluding these costs, SG&A expenses were $412.8 million. Comparably, SG&A expenses for the nine months ended December 29, 2024 were $366.9 million, which excluded $51.2 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, $3.2 million of incremental costs related to the Company's acquisition activity and $8.7 million of one-time settlement costs for a cancelled customer project, as noted above. Excluding these costs, higher SG&A expenses for the nine months ended December 28, 2025 primarily reflected incremental SG&A expenses from acquired companies of $13.4 million, in addition to foreign exchange translation and to a lesser extent, employee costs.

Restructuring costs. Restructuring costs for the three and nine months ended December 28, 2025 were $5.5 million and $8.0 million, respectively, compared to $3.3 million and $20.4 million in the corresponding periods a year ago.

Stock-based compensation. Stock-based compensation expense was $4.5 million in the third quarter of fiscal 2026 and included $1.4 million of revaluation expenses from deferred share units ("DSUs") and restricted share units ("RSUs"), resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $5.1 million in the corresponding period a year ago, which included $1.4 million of stock-based compensation revaluation expenses. For the nine months ended December 28, 2025, stock-based compensation expense was $6.2 million, which included $1.3 million of stock-based compensation revaluation expenses in addition to a $7.3 million reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO, compared to an expense of $11.6 million a year earlier, which included a $1.8 million recovery of stock-based compensation revaluation expenses.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Amortization of acquisition-related intangible assets	15.0	16.1	44.2	51.2
Acquisition-related transaction costs	0.3	1.0	0.7	3.2
Acquisition-related inventory fair value charges	—	2.1	—	3.8
Restructuring charges	5.5	3.3	8.0	20.4
Cancelled contract costs	—	8.7	—	8.7
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
Adjusted earnings from operations[1]	$79.9	$65.7	$237.6	$208.3
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

Third quarter of fiscal 2026 earnings from operations were $57.7 million (7.6% operating margin) compared to $33.1 million (5.1% operating margin) in the third quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures." Third quarter of fiscal 2026 earnings from operations included $15.0 million related to amortization of acquisition-related intangible assets, $0.3 million of incremental costs for the Company's acquisition activity recorded in SG&A, $5.5 million of restructuring charges and $1.4 million of stock-based compensation expense due to revaluation. Third quarter of fiscal 2025 earnings from operations included $2.1 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $16.1 million of amortization of acquisition-related intangible assets, $1.0 million of incremental costs for acquisition activity, $8.7 million of one-time settlement costs for a cancelled customer project recorded in SG&A, $3.3 million of restructuring charges, and $1.4 million of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $79.9 million (10.5% adjusted earnings from operations margin), compared to $65.7 million (10.1% adjusted earnings from operations margin) a year ago. Third quarter of fiscal 2026 adjusted earnings from operations primarily reflected higher revenues, partially offset by increased SG&A.

For the nine months ended December 28, 2025, earnings from operations were $190.7 million (8.6% operating margin), compared to $122.8 million (6.3% operating margin) a year ago. Earnings from operations included $44.2 million related to amortization of acquisition-related intangible assets, $0.7 million of incremental costs related to the Company's acquisition activity recorded to SG&A, $8.0 million of restructuring charges, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards and $1.3 million of stock-based compensation expense due to revaluation of cash settled awards recorded to stock-based compensation. For the nine months ended December 29, 2024, earnings from operations included $3.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $51.2 million related to amortization of acquisition-related intangible assets, $3.2 million of incremental costs related to the Company's acquisition activity, $8.7 million of one-time settlement costs for a cancelled customer project recorded to SG&A, $20.4 million of restructuring charges, and a $1.8 million recovery of stock-based compensation expenses due to revaluation.

Excluding these items in both years, adjusted earnings from operations were $237.6 million (10.7% margin), compared to $208.3 million (10.6% margin) in the corresponding period a year ago. Increased adjusted earnings from operations primarily reflected higher revenues, partially offset by increased SG&A. Adjusted earnings from operations is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net finance costs. Net finance costs were $24.1 million in the third quarter of fiscal 2026, compared to $22.5 million a year ago. For the nine months ended December 28, 2025, finance costs were $74.1 million compared to $65.5 million a year ago. The increase was primarily due to the issuance of Canadian senior unsecured notes (the "CAD Senior Notes") which were outstanding for only a portion of the prior-year period.

Income tax provision. For the three and nine months ended December 28, 2025, the Company's effective income tax rates of 10.7% and 24.6%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% primarily due to tax benefits recognized in certain countries that have lower tax rates and the tax benefits from tax efficient financing structures. These benefits were partially offset by the tax impact on deferred tax assets relating to a change in corporate tax rates for the jurisdiction in which the deferred tax assets are held. After adjusting the provision for income taxes for the current year impact of the tax rate change and for the impact of current year non-IFRS adjustments, the adjusted effective tax rates for the three and nine months ended December 28, 2025 are 16.5% and 20.4%, respectively. Adjusted effective tax rate is a non-IFRS ratio - see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net income. Net income for the third quarter of fiscal 2026 was $30.0 million (31 cents per share basic), compared to net income of $6.5 million (7 cent per share basic) for the third quarter of fiscal 2025. The increase primarily reflected higher revenues. Adjusted basic earnings per share were 48 cents compared to 32 cents in the third quarter of fiscal 2025.

For the nine months ended December 28, 2025, net income was $87.9 million (90 cents per share basic), an increase of $47.0 million (and 48 cents per share basic) compared to a year ago. This was primarily the result of higher revenues, partially offset by increased SG&A costs. Adjusted basic earnings per share were $1.33 for the nine months ended December 28, 2025 compared to $1.07 in the corresponding period a year ago. Adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Depreciation and amortization	40.3	37.9	117.1	114.7
EBITDA[1]	$98.0	$71.0	$307.8	$237.5
Restructuring charges	5.5	3.3	8.0	20.4
Acquisition-related transaction costs	0.3	1.0	0.7	3.2
Acquisition-related inventory fair value charges	—	2.1	—	3.8
Cancelled contract costs	—	8.7	—	8.7
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
Adjusted EBITDA[1]	$105.2	$87.5	$310.5	$271.8
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

Depreciation and amortization expense was $40.3 million in the third quarter of fiscal 2026, compared to $37.9 million a year ago. This increase was due to incremental amortization on recent capital asset additions.
EBITDA was $98.0 million (12.9% EBITDA margin) in the third quarter of fiscal 2026 compared to $71.0 million (10.9% EBITDA margin) in the third quarter of fiscal 2025. EBITDA for the third quarter of fiscal 2026 included $5.5 million of restructuring charges, $0.3 million of incremental costs related to acquisition activity and a $1.4 million expense of stock-based compensation due to revaluation of cash settled awards. EBITDA for the corresponding period in the prior year included $3.3 million of restructuring charges, $1.0 million of incremental costs related to acquisition activity, $2.1 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs for a cancelled customer project and a $1.4 million of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $105.2 million (13.8% adjusted EBITDA margin), compared to $87.5 million (13.4% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA primarily reflected increased revenues partially offset by increased SG&A costs.

Depreciation and amortization expense was $117.1 million for the first nine months of fiscal 2026, compared to $114.7 million a year ago. This increase was due to incremental amortization on recent capital asset additions.

EBITDA was $307.8 million (13.8% EBITDA margin) in the first nine months of fiscal 2026 compared to $237.5 million (12.1% EBITDA margin) a year ago. EBITDA for the first nine months of fiscal 2026 included $8.0 million of restructuring charges, $0.7 million of incremental costs related to the Company's acquisition activity, $7.3 million stock-based compensation recovery associated with forfeiture of the former CEO's unvested awards, and $1.3 million of stock-based compensation expense due to revaluation of cash settled awards. EBITDA a year ago included $20.4 million of restructuring charges, $3.2 million of incremental costs related to the Company's acquisition activity, $3.8 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs for a cancelled customer project and a $1.8 million recovery of stock-based compensation revaluation expenses. Excluding these amounts in both periods, adjusted EBITDA was $310.5 million (14.0% adjusted EBITDA margin), compared to $271.8 million (13.9% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A costs. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

SHARE DATA
During the first nine months of fiscal 2026, 423,225 stock options were exercised. At February 4, 2026, the total number of common shares outstanding was 98,059,828. There were also 495,265 stock options outstanding to acquire common shares of the Company and 782,672 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the RSU grants when such RSU grants are fully vested. During the three months ended December 28, 2025, nil Common Shares were purchased. During the nine months ended December 28, 2025, 238,621 common shares were purchased for $9.6 million. The trust is included in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 18, 2025, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the three months ended December 28, 2025, the Company purchased nil Common Shares under the previous and current NCIB programs, and during the nine months ended December 28, 2025, the Company purchased nil common shares under the current NCIB program and 308,758 common shares under the previous NCIB program for $10.0 million.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	December 28, 2025	March 31, 2025
Cash and cash equivalents	$263.1	$225.9
Debt-to-equity ratio[1]	0.92:1	1.10:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Cash, beginning of period	$197.3	$246.9	$225.9	$170.2
Total cash provided by (used in):
Operating activities	114.6	66.7	298.9	(13.5)
Investing activities	(16.7)	(30.3)	(51.2)	(243.9)
Financing activities	(30.9)	(21.6)	(210.6)	344.6
Net foreign exchange difference	(1.2)	1.5	0.1	5.8
Cash, end of period	$263.1	$263.2	$263.1	$263.2

In the third quarter of fiscal 2026, cash flows provided by operating activities were $114.6 million compared to $66.7 million provided by operating activities in the corresponding period a year ago. The increase in cash flow from operations was primarily attributed to timing of investments in non-cash working capital in addition to higher net income.

In the nine months ended December 28, 2025, cash flows provided by operating activities were $298.9 million compared to $13.5 million used in operating activities a year ago. The year-over-year change was primarily attributed to the first quarter of fiscal 2026 collection of the settlement amount with an EV customer, in addition to timing of investments in non-cash working capital and higher net income.

In the third quarter of fiscal 2026, the Company's investment in non-cash working capital decreased $51.1 million compared to September 28, 2025. On a year-to-date basis, investment in non-cash working capital decreased $125.4 million; accounts receivable decreased by 8.7%, or $62.4 million, primarily due to the collection of the settlement amount with an EV customer in the first quarter of fiscal 2026, partially offset by the timing of billings on certain customer contracts. Net contracts in progress decreased 16.0%, or $27.8 million, compared to March 31, 2025, primarily due to the timing of billings on certain customer contracts. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories decreased 3.8%, or $12.1 million, due to timing of project completions that reduced work in progress inventories. Deposits and prepaid assets decreased 0.9% or $0.9 million compared to March 31, 2025. Accounts payable and accrued liabilities increased 0.9% or $6.2 million compared to March 31, 2025 due to timing of accounts payable and accrued liabilities. Provisions decreased 21.7% or $6.5 million compared to March 31, 2025 as previously recorded restructuring provisions are utilized.
The free cash flow of the Company for the nine months ended December 28, 2025 was an inflow of $247.6 million, compared to an outflow of $62.6 million a year ago, primarily due to collections on the negotiated settlement with an EV customer in the first quarter of fiscal 2026, in addition to increased net income and reduced investment in working capital. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Non-cash working capital as a percentage of revenues was 16.4% at December 28, 2025 compared to 22.4% at March 31, 2025. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Cash investments in property, plant and equipment totalled $21.3 million in the first nine months of fiscal 2026, primarily related to purchases of production equipment and computer hardware purchases. Intangible asset expenditures were $30.0 million in the first nine months of fiscal 2026, primarily related to various internal development projects and computer software. Capital expenditures for fiscal 2026 for tangible assets and intangible assets are expected to be between $70 million to $90 million, just below the Company's previously disclosed range. The Company adds capacity to support growth while continuing to invest in innovation. This investment is based on the needs of the business and timing of projects, and management continues to build flexibility into plans for the balance of the year.

At December 28, 2025, the Company had $855.6 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $188.9 million available under letter of credit facilities.

On December 4, 2025, the Company amended its senior secured credit facility (the "Credit Facility"), extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900 million secured committed revolving line of credit and (ii) a fully drawn $150 million secured term credit facility. The Company incurred transaction costs of $2.5 million which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At December 28, 2025, the Company had utilized $300.0 million under the Credit Facility, of which $300.0 million was classified as long-term debt (March 31, 2025 - $452.2 million) and $nil by way of letters of credit (March 31, 2025 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At December 28, 2025, all of the covenants were met.

The Company has additional credit facilities available of $110.5 million (40.0 million Euros, U.S. $24.0 million, 110.0 million Thai Baht, 2.5 million GBP, 5.0 million CNY, $1.0 million AUD and $1.9 million CAD). The total amount outstanding on these facilities as at December 28, 2025 was $3.9 million, of which $1.9 million was classified as bank indebtedness (March 31, 2025 - $27.3 million), $1.9 million was classified as long-term debt (March 31, 2025 - $2.1 million) and $nil by way of letters of credit (March 31, 2025 - $0.4 million). The interest rates applicable to the credit facilities range from 2.60% to 6.75% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of senior notes (the "U.S. Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At December 28, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9.6 million were deferred and are being amortized over the term of the CAD Senior Notes. At December 28, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company's contractual obligations are as follows as at December 28, 2025:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$1.9	$1.9	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,709.0	58.9	59.2	537.6	339.3	39.3	674.7
Lease liability obligations[1]	145.3	36.7	29.9	20.5	17.4	12.7	28.1
Purchase obligations	370.4	358.3	6.1	3.4	2.2	0.3	0.1
Accounts payable and accrued liabilities	671.3	671.3	—	—	—	—	—
Total	$2,897.9	$1,127.1	$95.2	$561.5	$358.9	$52.3	$702.9
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at December 28, 2025, the total value of outstanding letters of credit was approximately $314.8 million (March 31, 2025 - $279.4 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300.0 million outstanding on the Company's secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a one- to twenty-four-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The

Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Period End Actual Exchange Rates			Three Months Ended Avg Exchange Rates			Nine Months Ended Avg Exchange Rates
	December 28, 2025	December 29, 2024	% change	December 28, 2025	December 29, 2024	% change	December 28, 2025	December 29, 2024	% change
U.S. dollar	1.367	1.442	(5.2)%	1.395	1.399	(0.3)%	1.385	1.377	0.6%
Euro	1.611	1.503	7.2%	1.623	1.492	8.8%	1.601	1.488	7.6%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenues	$760.7	$728.5	$736.7	$574.2	$652.0	$612.8	$694.3	$791.5
Adjusted revenues[1]	$760.7	$728.5	$736.7	$721.1	$652.0	$612.8	$694.3	$791.5
Earnings (loss) from operations	$57.7	$75.2	$57.8	$(113.6)	$33.1	$22.2	$67.6	$74.8
Adjusted earnings from operations[2]	$79.9	$79.1	$78.6	$74.3	$65.7	$56.5	$86.2	$95.9
Net income (loss)	$30.0	$33.6	$24.3	$(68.9)	$6.5	$(0.9)	$35.3	$48.5
Basic earnings (loss) per share	$0.31	$0.34	$0.25	$(0.70)	$0.07	$(0.01)	$0.36	$0.49
Diluted earnings (loss) per share	$0.30	$0.34	$0.25	$(0.70)	$0.06	$(0.01)	$0.36	$0.49
Adjusted basic earnings per share[2]	$0.48	$0.45	$0.41	$0.41	$0.32	$0.25	$0.50	$0.65
Order Bookings[3]	$821	$734	$693	$863	$883	$742	$817	$791
Order Backlog[4]	$2,053	$2,070	$2,068	$2,139	$2,060	$1,824	$1,882	$1,793
1Non-IFRS financial measure - See Fiscal 2025 MD&A.
2Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter."
4Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS

The Company has an agreement with a shareholder, Mason Capital Management, LLC (“Mason Capital”), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors. As Mr. Martino was selected by the Board to serve as the Chair of the Board, Mason Capital and the Company have collectively determined that it would be appropriate to terminate this agreement effective at the end of the Company's current fiscal year.

There were no other significant related party transactions in the first nine months of fiscal 2026.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Adjusted EBITDA	$105.2	$87.5	$310.5	$271.8
Less: restructuring charges	5.5	3.3	8.0	20.4
Less: acquisition-related transaction costs	0.3	1.0	0.7	3.2
Less: acquisition-related inventory fair value charges	–	2.1	—	3.8
Less: Cancelled contract costs	–	8.7	—	8.7
Less: Stock-based compensation forfeiture[1]	–	—	(7.3)	—
Less: mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
EBITDA	$98.0	$71.0	$307.8	$237.5
Less: depreciation and amortization expense	40.3	37.9	117.1	114.7
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Less: net finance costs	24.1	22.5	74.1	65.5
Less: provision for income taxes	3.6	4.1	28.7	16.4
Net income	$30.0	$6.5	$87.9	$40.9
1 Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income and basic earnings per share):

	Three Months Ended December 28, 2025					Three Months Ended December 29, 2024
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$57.7	$(24.1)	$(3.6)	$30.0	$0.31	$33.1	$(22.5)	$(4.1)	$6.5	$0.07
Amortization of acquisition- related intangibles	15.0	—	—	15.0	0.15	16.1	—	—	16.1	0.17
Restructuring charges	5.5	—	—	5.5	0.06	3.3	—	—	3.3	0.03
Acquisition-related inventory fair value charges	—	—	—	—	—	2.1	—	—	2.1	0.02
Acquisition-related transaction costs	0.3	—	—	0.3	—	1.0	—	—	1.0	0.01
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
Mark to market portion of stock-based compensation	1.4	—	—	1.4	0.01	1.4	—	—	1.4	0.01
Adjustment to provision for income taxes[1]	—	—	(5.6)	(5.6)	(0.05)	—	—	(8.2)	(8.2)	(0.08)
Adjusted (non-IFRS)	$79.9			$46.6	$0.48	$65.7			$30.9	$0.32
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Nine Months Ended December 28, 2025					Nine Months Ended December 29, 2024
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$190.7	$(74.1)	$(28.7)	$87.9	$0.90	$122.8	$(65.5)	$(16.4)	$40.9	$0.42
Amortization of acquisition- related intangibles	44.2	—	—	44.2	0.45	51.2	—	—	51.2	0.52
Restructuring charges	8.0	—	—	8.0	0.08	20.4	—	—	20.4	0.21
Acquisition-related fair value inventory charges	—	—	—	—	—	3.8	—	—	3.8	0.04
Acquisition-related transaction costs	0.7	—	—	0.7	0.01	3.2	—	—	3.2	0.03
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
Stock-based compensation forfeiture[1]	(7.3)	—	—	(7.3)	(0.07)	—	—	—	—	—
Mark to market portion of stock-based compensation	1.3	—	—	1.3	0.01	(1.8)	—	—	(1.8)	(0.02)
Adjustment to provision for income taxes[2]	—	—	(4.7)	(4.7)	(0.05)	—	—	(22.0)	(22.0)	(0.22)
Adjusted (non-IFRS)	$237.6			$130.1	$1.33	$208.3			$104.4	$1.07
1Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.
2Adjustments to provision for income taxes includes an additional $11.7 million (December 29, 2024 - $22.0 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of ($5.4) million relating to the impact on deferred income tax assets arising from a tax rate change, and ($1.6) million of additional income tax provision related to the departure of the Company's former CEO within the fiscal year.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenues):

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Organic revenue	$733.7	$600.2	$2,109.3	$1,820.8
Revenues of acquired companies	—	41.5	43.1	112.3
Impact of foreign exchange rate changes	27.0	10.3	73.4	25.9
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0
Organic revenue growth	12.6%		7.7%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	December 28, 2025	March 31, 2025
Accounts receivable	$657.0	$719.4
Income tax receivable	10.3	32.1
Contract assets	473.6	503.6
Inventories	308.1	320.2
Deposits, prepaids and other assets	103.3	104.2
Accounts payable and accrued liabilities	(671.3)	(665.1)
Income tax payable	(40.1)	(40.1)
Contract liabilities	(327.9)	(330.1)
Provisions	(23.5)	(30.0)
Non-cash working capital	$489.5	$614.2
Trailing six-month revenues annualized	$2,978.2	$2,746.1
Working capital %	16.4%	22.4%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	December 28, 2025	March 31, 2025
Cash and cash equivalents	$263.1	$225.9
Bank indebtedness	(1.9)	(27.3)
Current portion of lease liabilities	(34.2)	(32.7)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.3)	(96.7)
Long-term debt	(1,365.5)	(1,543.5)
Net Debt	$(1,235.0)	$(1,474.5)
Pro Forma Adjusted EBITDA (TTM)	$407.5	$374.4
Net Debt to Pro Forma Adjusted EBITDA	3.0x	3.9x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Cash flows provided by (used in) operating activities	$114.6	$66.7	$298.9	$(13.5)
Acquisition of property, plant and equipment	(6.1)	(6.9)	(21.3)	(22.1)
Acquisition of intangible assets	(10.5)	(9.5)	(30.0)	(27.0)
Free cash flow	$98.0	$50.3	$247.6	$(62.6)

The following table calculates the adjusted effective tax rate based on net income before income taxes including adjusting items and adjusted income tax expense:

(in millions of dollars)	Three Months Ended December 28, 2025	Nine Months Ended December 28, 2025
Earnings (loss) from operations	$57.7	$190.7
Amortization of acquisition-related intangible assets	15.0	44.2
Acquisition-related transaction costs	0.3	0.7
Restructuring charges	5.5	8.0
Stock-based compensation forfeiture	—	(7.3)
Mark to market portion of stock-based compensation	1.4	1.3
Adjusted earnings from operations	79.9	237.6
Net finance costs	24.1	74.1
Income before income taxes including adjusting items	55.8	163.5

Income tax provision	3.6	28.7
Estimated tax impact of adjusting items	5.6	11.7
Additional tax provision related to the departure of the Company's former CEO in the fiscal year	—	(1.6)
Impact of tax rate change on deferred tax assets	—	(5.4)
Adjusted income tax provision	9.2	33.4

Adjusted effective income tax rate	16.5%	20.4%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of RSUs and DSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Total stock-based compensation expense (recovery)	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7	$3.7	$(4.3)
Less: stock-based compensation forfeiture[1]	—	(7.3)	—	—	—	—	—	—
Less: mark to market portion of stock-based compensation	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)	(1.3)	(8.5)
Base stock-based compensation expense	$3.1	$4.3	$4.8	$1.1	$3.7	$4.6	$5.0	$4.2
1.Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

There have been no material changes to the critical accounting estimates described in the Company's fiscal 2025 MD&A.

Macroeconomic environment
The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, geopolitical issues, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's interim condensed consolidated financial statements.

CONTROLS AND PROCEDURES

The CEO and the CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures which was conducted as of December 28, 2025 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were not yet effective as of December 28, 2025, due to the material weaknesses in the Company's internal controls over financial reporting as previously identified in the Controls and Procedures section of the fiscal 2025 MD&A.

Management, including the CEO and CFO, do not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Remediation plan for material weaknesses
In response to the material weaknesses identified in the fiscal 2025 MD&A, management, with oversight of the audit committee of the Board of Directors is continuing to implement effective internal controls to address the identified material weaknesses. The internal control remediation activities underway include, but are not limited to, design and implementation of additional review and training procedures for control owners to enhance knowledge and understanding of information produced by the entity ("IPE") and the documentation requirements, particularly as it relates to information used in controls; design and implementation of specific control activities over the completeness and accuracy of IPE used in the execution of the Company's suite of controls; design and implementation of specific review procedures over user access controls, including increasing the frequency of user access reviews; and application of specific guidance included in IFRS 15 - Revenue from Contracts with Customers related to contract modification. In addition, management has continued to deploy Entity Level Controls and Group-Wide Controls to supplement transaction level controls; these controls are all subject to test of design and detailed operating effectiveness testing as noted below.

Management will continue to evaluate its internal controls over financial reporting and may take additional actions to address the material weaknesses identified or modify the remediation actions mentioned earlier. Management is committed to remediating these material weaknesses and executing on the remediation plan previously disclosed, and as updated above, these activities are in progress. These weaknesses cannot be considered remediated until the new controls have been operating effectively for a sufficient period of time, have been tested, and management has confirmed their effectiveness. Once fully implemented, tested, and operating effectively, management believes that the measures described above will remediate the identified material weaknesses.

Changes in internal control over financial reporting
Except for the remediation activities described above, there have been no other significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company's Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; the expectation to continue to operate within the targeted leverage ratio for the balance of the fiscal year; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities to improve the cost structure of the organization, reallocate resources to strategic focus areas and improve operational efficiencies, and the expected timing and cost of such reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2026; the remediation plan for material weaknesses in the Company's internal control over financial reporting; the leadership transition; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, geo-political issues, and regional conflicts; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy;

performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities do not succeed in improving the cost structure of the Company, reallocating resources to strategic focus areas or improving operational efficiencies, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities

Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management's assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", "adjusted income tax provision", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of revenues", "net debt to pro forma adjusted EBITDA", and "adjusted effective tax rate" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement and cancelled contract costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for the impact of additional one time tax transactions. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for RSUs as equity-settled. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three and nine months ended December 28, 2025 and December 29, 2024, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both December 28, 2025 and March 31,

2025 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings from operations for the three and nine months ended December 28, 2025 and December 29, 2024 is also contained in the MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three and nine months ended December 28, 2025 and December 29, 2024 is also contained in this MD&A (see "Order Backlog Continuity"). A reconciliation of the adjusted effective tax rate for the three and nine months ended December 28, 2025 is also contained in the MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures").